EXHIBIT 99.3

[Feldman Financial Advisors, Inc. letterhead]

September 14, 2004

Board of Directors

Slavie Federal Savings Bank

1614 Churchville Road

Bel Air, Maryland 21015

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Slavie Federal Savings Bank (the “Bank”), pursuant to the Plan of Reorganization (the “Plan”) adopted by the Board of Directors of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Bank will become a federal stock savings bank subsidiary of SFSB, Inc., a mid-tier stock holding company formed to acquire all of the capital stock of the Bank. SFSB, Inc. will be a majority-owned subsidiary of Slavie Bancorp, MHC and offer 45.0% of its outstanding shares of common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered by SFSB, Inc. in a community offering to certain members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of SFSB, Inc. at a price equal to its estimated aggregate pro forma market value, which will be the same price at which any unsubscribed shares will be sold in the community offering.

Sincerely,

/s/ Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.